SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 April 15, 2003


                              VIVENDI ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                       Form 20-F  X              Form 40-F
                                -----                      -----


          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____


          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____


          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No  X
                               -----                   -----


          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                                EXPLANATORY NOTE
                                ----------------


         On April 14, 2003, Vivendi Environnement (the "Company") published an information memorandum (note d'information) that was approved by the French Commission des operations de bourse on April 9, 2003 under no. 03-246, relating to the Company's share buyback program. This Report on Form 6-K contains a free translation of the note d'information.

                          [VIVENDI ENVIRONNEMENT LOGO]

             Information memorandum on the share repurchase program

              to be authorized by the General Shareholders Meeting

                                of April 30, 2003

                                       COB
                                       ---

   Pursuant to article L. 621-8 of the French Financial and Monetary Code, the
      Commission des Operations de Bourse ("COB") approved this information memorandum under number 03-246 on April 9, 2003, in accordance with provisions in Regulation No. 98-02, as amended by
      Regulation No. 2000-06. This document was prepared by the issuer and is the responsibility of its signatory. This approval does not imply endorsement of the share repurchase program or verification of the accounting and financial information presented herein.


In accordance with COB regulation No. 98-02 of September 6, 1998, as amended by regulation No. 2000-06, this information memorandum describes the objectives and procedures of Vivendi Environnement's new share repurchase program, which is expected to be authorized at the General Shareholders' Meeting to be held on April 30, 2003, as well as the potential effects of the program on shareholders.


SUMMARY OF THE PROGRAM
----------------------


     o    VISA COB: No. 03-246, dated April 9, 2003

     o ISSUER: Vivendi Environnement, a French societe anonyme whose primary activities include environmental services and which is listed on the Premier Marche of Euronext Paris

     o    SHARE REPURCHASE PROGRAM:

          o    Type of securities: shares

          o    Maximum authorized repurchase (percent of total capital): 10%

          o    Maximum authorized global amount of program:(euro)1.0 billion

          o    Maximum purchase price per share:(euro)32.50

          o    Maximum sales price per share:(euro)17.00

     o    Objectives (in order of priority):

          o    purchases and sales according to market conditions,

          o stabilization of share price by intervening counter to trends in market fluctuations,

          o implementation of all stock option plans, as described in Articles L.225-177 et seq. of the French Code of Commerce (Code de Commerce),

          o investment in existing shares or rights to acquire shares, as described in Articles L.443-1 et. seq. of the French Labor Code (Code de Travail),

          o    delivery of shares as payment in acquisitions,

          o delivery of shares in connection with securities giving rights, of any kind, to acquire shares,

          o implementation of a financial and asset management policy, including holding, selling or transferring shares, as well as the possibility of canceling repurchased shares, within the framework of the Fourteenth Resolution of the Ordinary and Extraordinary General Shareholders' Meeting of April 30, 2003.

     o    Term of program: 18 months as from April 30, 2003


SUMMARY OF PREVIOUS PROGRAMS
----------------------------


The Ordinary and Extraordinary General Shareholders' Meeting held on June 21, 2000, in accordance with both the draft and final prospectus for listing on the Premier Marche, as approved by the Commission des Operations de Bourse under no. 00-1151 on June 24, 2000 and no. 00-1303 July 19, 2000, respectively, authorized the Management Board to implement a share repurchase program.


Pursuant to this authorization, from July 20, 2000 to April 26, 2001 Vivendi Environnement purchased 2,391,402 of its own shares on the market at an average price of (euro) 42.28 and sold 991,872 shares.


The Ordinary and Extraordinary General Shareholders' Meeting held on April 27, 2001 authorized the Management Board to implement a new share repurchase program, in accordance with the information memorandum approved by the Commission des Operations de Bourse on March 14, 2001 under number 01-226.


Pursuant to this authorization, from April 27, 2001 to April 3, 2002 Vivendi Environnement purchased 3,885,581 of its own shares on the market at an average price of (euro) 41.35 and sold 85,000 shares at an average price of (euro) 38.


The Ordinary and Extraordinary General Shareholders' Meeting held on April 25, 2002 authorized the Management Board to implement a new share repurchase program, as described in an information memorandum approved by the COB under No. 02-331 on April 5, 2002.

Pursuant to this authorization, Vivendi Environnement repurchased 3,897,846 shares from April 26, 2002 to March 1, 2003, representing 0.96% of the Company's capital as of December 31, 2002. This repurchase included 3,624,844 shares purchased from Vivendi Universal on December 24, 2002 (and including an equal number of purchase options) pursuant to an agreement dated November 24, 2002, in the context of a sale by Vivendi Universal of its participation in Vivendi Environnement. Vivendi Environnement has an option to purchase an equal number of shares from Vivendi Universal that can be exercised at any time between December 24, 2002 and December 23, 2004 for a purchase price of (euro) 26.50 per share, subject to customary adjustments for transactions affecting Vivendi Environnement's capital.


During the past eighteen months (i.e., from October 2001 to March 2003), Vivendi Environnement purchased 2,681,561 shares as well as the 3,624,844 shares purchased from Vivendi Universal discussed above. The shares purchased from Vivendi Universal were purchased for an aggregate price of (euro) 22.50 for each share together with one option to purchase one share. The average purchase price of the other shares acquired by the Company during this period amounted to
(euro) 37.89 per share.


As of March 1, 2003, Vivendi Environnement held 9,146,912 shares, or 2.26% of its capital. As of such date, no shares were held directly or indirectly by any subsidiaries of Vivendi Environnement.


No shares have been cancelled during the last 24 months. In addition, no market making or liquidity agreement exists.


I - Objectives of the share repurchase program and use of repurchased shares

In order to continue to effect transactions in its own shares, Vivendi Environnement has decided to renew the share repurchase program approved by the General Shareholders Meeting held on April 25, 2002.

Currently, Vivendi Environnement contemplates several possible uses for repurchased shares. In order of decreasing priority, these include:

     o    buy and sell as warranted by market conditions,

     o stabilize the market price of its shares by systematically intervening counter to trends in market fluctuations,

     o provide stock options to managers and employees of the company and/or its group, as described in Articles L.225-177 et seq. of the French Code of Commerce,

     o invest in existing shares or rights to acquire shares, as described in Articles L.443-1 et. seq. of the French Labor Code,

     o use the shares as payment, in accordance with applicable law, particularly regarding acquisitions, in order to minimize acquisition costs or generally improve transaction conditions by limiting their dilutive effect,

     o deliver shares upon exercise of rights associated with securities which, by reimbursement, conversion, exchange, presentation of a warrant or any other method, entitle the holder to existing shares,

     o implement a financial and asset management policy, including holding, selling, transferring or canceling repurchased shares.

We note that, because Vivendi Environnement's strategy is to pursue development and growth, the company does not currently foresee the cancellation of securities that it might hold.

II - Legal framework

     The implementation of this program, pursuant to provisions in articles L.225-209 et seq. of the French Code of Commerce, is subject to approval of the following resolution during the General Shareholders Meeting to be held on 25 April 2003:

         "Ordinary Resolution

              Eighth Resolution: The shareholders, having read the report of the Management Board and the information memorandum as approved by the Commission des Operations de Bourse, and in accordance with provisions in article L. 225-209 et seq. of the French Code of Commerce, authorize the Management Board, or, in the event that the Sixteenth and Eighteenth Resolutions relating to a new management structure are adopted, to the Board of Directors, to repurchase shares according to the terms described below:

          o    in response to market conditions;

          o to stabilize the market price of its shares by systematically intervening counter to trends in market fluctuations;

          o to implement all stock option plans in accordance with Articles L.225-177 et seq. of the French Code of Commerce;

          o to invest in existing shares or rights to acquire shares in accordance with applicable law, in particular, Articles L.443-1 et. seq. of the French Labor Code;

          o to deliver shares for payment, in accordance with applicable law, in acquisitions;

          o to deliver shares upon the exercise of rights associated with securities which, by reimbursement, conversion, exchange, presentation of a warrant or any other method, entitle the holder to existing shares; or

          o to implement a financial and asset management policy, including holding, selling, transferring or canceling repurchased shares, subject to the shareholders' adoption of the Fourteenth Resolution and to the terms described therein.

     The Company may repurchase shares as long as:

          o the number of shares repurchased during the program does not exceed 10% of the Company's capital as of December 31, 2002 (i.e., 40,507,044 shares); and

          o the number of shares held by the Company at any time does not exceed 10% of the Company's capital.

     Shares may be bought, sold or transferred at any time (including during offering periods) and by any means, including through purchases or sales of blocks of shares (without limiting the part of the repurchase program that can be achieved through purchases or sales of blocks of shares), and including through derivative financial instruments or issues of rights to acquire shares through conversion, exchange, reimbursement, options or any other means.

     The maximum purchase price per share authorized by this resolution is
     (euro) 32.50 (or the equivalent in any other currency), which purchase price is only applicable to purchases made as from the date of this Meeting and not to purchases that are completed after the date of this Meeting pursuant to an authorization given by a previous General Shareholders' Meeting permitting purchases after the date of such Meeting. In case of market resales, the minimum sales price for shares acquired pursuant to repurchase programs authorized by this Meeting or previous General Shareholders' Meetings is (euro) 17.00 per share (or the equivalent in any other currency), which price may apply to sales occurring after the date of this Meeting as well as to transactions concluded previously and providing for sales after the date of this Meeting. This price also applies to sales of share issues occurring after the date of this Meeting, and to rights to repurchase shares exercisable through conversion, exchange, reimbursement or option. Notwithstanding the foregoing, in the event that the Company effects sales of shares pursuant to the third paragraph of Article L.225-209 of the French Code of Commerce, the rules relating to sales price will be those fixed by the regulation in effect.

     The maximum authorized global amount of the program is (euro) 1.0 billion.

     This authorization supersedes and voids, as of the date hereof, any prior authorization granted to the Management Board to effect transactions in shares of the Company, to the extent of the unused portion of any such prior authorization. The present authorization will be effective for a period of eighteen months as from the date hereof.

     In case of changes in par value, capital increase through reserves, share reclassification, free transfer of shares, dividend or other asset distributions, write offs, or any other transaction affecting shareholders' equity, the shareholders hereby authorize the Management Board, or in the event that the Sixteenth and Eighteenth Resolutions relating to a new management structure are adopted, to the Board of Directors, the power to adjust sales and purchase prices in order to account for the effect of such operations over share value.

     The shareholders confer all authority to the Management Board, or in the event that the Sixteenth and Eighteenth Resolutions relating to a new management structure are adopted, to the Board of Directors, including (i) the ability to subdelegate where permitted by law, (ii) to implement this authorization, (iii) to define the terms and procedures, if necessary, (iv) to delegate the power to effect repurchase operations where permitted by law, as well as (v) to place all stock market orders, (vi) to sign all deeds of sale or transfer, (vii) to enter into all agreements and options contracts, and, if necessary and pursuant to this authorization, (viii) to make all declarations to the Commission des operations de bourse, of the Conseil des marches financiers, and any authority that may replace it, comply with all formalities and, generally, take any other step necessary."

         "Extraordinary Resolution

         Fourteenth Resolution: the shareholders, having read the report of the Management Board and the special report of the statutory auditors, and in accordance with provisions in article L. 225-209 et seq. of the French Code of Commerce, authorize the Management Board, or, in the event that the Sixteenth and Eighteenth Resolutions relating to a new management structure are adopted, to the Board of Directors, to reduce shareholders' equity in the proportions to be determined by the Board of Directors, one or more times, by canceling any number of shares held by the Company as it may decide in accordance with applicable law.

     The maximum number of shares that may be cancelled by the Company pursuant to this authorization during a period of twenty four months is 10% of the capital of the Company as adjusted, if necessary, to take transactions affecting the capital of the Company occurring after the date of this Meeting into consideration.

     This authorization supersedes and voids, as of the date hereof, any prior authorization granted to the Management Board to reduce the share capital by cancellation of treasury shares, to the extent of the unused portion of any such authorization. This authorization will be effective for a period of twenty six months as from the date hereof.

     The shareholders confer all authority to the Management Board, or in the event that the Sixteenth and Eighteenth Resolutions relating to a new management structure are adopted, to the Board of Directors, including the ability to subdelegate where permitted by law, to cancel any shares or reduce the Company's capital pursuant to this authorization and to modify the by-laws of the Company and comply with all formalities."

III - Procedures

1. Maximum amount of capital that can be acquired and maximum amount payable by Vivendi Environnement

     These purchases will be made in compliance with legal and regulatory provisions, including the rules relating to trading by issuers in their own shares set forth in Regulations No. 90-04 and 2000-6 of the Commission des Operations de Bourse.

     Vivendi Environnement may hold a maximum of 10% of capital stock, which amounts to 40,507,044 shares as of the date hereof (1). Based on the total number of shares held by Vivendi Environnement as of March 1, 2003 (i.e., 12,771,756 shares which includes 3,624,844 options to purchase an equal number of shares from Vivendi Universal), the maximum number of shares that may be repurchased pursuant to this program is 27,735,288 shares, or 6.85% of capital stock, excluding the cancellation of treasury shares. The maximum purchase price is (euro) 32.50 per share and the minimum sales price is (euro) 17.00 per share. As a result, Vivendi Environnement may be liable for a total maximum purchase price of (euro) 901,396,860 for a repurchase of 27,735,288 shares at the maximum purchase price.

     The Company undertakes to remain within the limit of direct or indirect holdings of 10% of capital stock at all times.

     The maximum authorized global amount of the program may not exceed (euro)
     1.0 billion.

     For information, the amount of available reserves (including share capital premium and required reserves) accounted for as liabilities in the most recent annual financial statements was (euro) 2,664,165,149 as of December 31, 2002. In compliance with applicable law, the program amount may not exceed the amount of available reserves until the approval of the financial statements for close of the current fiscal year.

2. Repurchase procedures and maximum portion of capital that can be acquired through block trades

     Shares may be bought or sold at any time (including during offering periods) within the limits permitted by stock market regulations, and by any means, with no limit on the use of block trades, and including combinations of derivative financial instruments or of rights to acquire shares, within the holding limit of 10% of capital stock, or 40,507,044 shares as of February 17, 2003. With regard to the use of derivative products, Vivendi Environnement will not use methods that significantly increase share price volatility, particularly in the case of call options.


------------
1 As of December 31, 2002, 91 warrants have been exercised. The resulting capital increase, which represents a nominal account of (euro) 175.50 and 13 new shares, has not yet been recorded by the Management Board of Vivendi Environnement.



Vivendi Environnement reserves the right to complete the program by acquiring blocks of shares.

Any use of the repurchase program to finance acquisitions shall comply with COB Regulation No. 90-04, as amended.

3. Duration and calendar for the repurchase program

In accordance with the Eighth Resolution of the General Shareholders' Meeting of April 30, 2003, this repurchase program is effective for an 18-month period starting from the date of such Meeting (i.e., until October 30, 2004).

4.  Repurchase program financing

These acquisitions will be financed in part by Vivendi Environnement's net cash, which on December 31, 2002 totaled (euro) 571,249,293.95, and, if market conditions allow, by any means of financing available to the company, including issues of debt instruments or bonds and/or the use of credit lines. For information, shareholders' equity amounted to (euro) 8,986.9 million and financial debt was (euro) 10,282.7 million as of December 31, 2002.

IV - Items used to evaluate the effect of the program on the financial position of Vivendi Environnement


The effect of the share repurchase program on Vivendi Environnement's financial statements was calculated, on an indicative basis, using the consolidated financial statements for the year ended December 31, 2002 and taking the following assumptions into consideration:

         Average purchase price per share........   (euro)16.42(1)

         Treasury rate...........................   4.25% (per annum before tax)

         Tax rate................................   35.43%

         Percent of capital repurchased..........   1%


          (1) average opening share price during the twenty trading days preceding April 8, 2003


The following table summarizes the effect of the program on the financial position of Vivendi Environnement:

                                                                        Repurchase      Pro forma       Percent
                                                        December 31,     of 1% of         after        effect of
                                                            2002          capital      repurchase      repurchase
                                                            ----          -------      ----------      ----------

Group share of shareholders' equity                       6,329.6         (68.37)       6,261.23        - 1.08 %
(millions of euros).................................

Consolidated shareholders' equity                         8,914.8         (68.37)       8,846.43        - 0.77 %
(millions of euros).................................

Net debt                                                 13,066.4          66.54       13,132.94         0.51 %
(millions of euros).................................

Group net earnings                                         339.2          (1.83)         337.37         - 0.54 %
(millions of euros).................................


Weighted average number of shares outstanding ......    364,711,156      4,050,705     360,660,451      - 1.11 %

Earnings per share                                          0.93           0.01           0.94           1.08 %
(euros).............................................

Weighted average number of shares outstanding,          364,711,156      4,050,705     360,660,451      - 1.11 %
adjusted for dilution...............................

Earnings per share (diluted)                                0.93           0.01           0.94           1.08 %
(euros).............................................

V - Taxation

Investors should note that the information contained in this information memorandum is only a summary of the applicable tax law pursuant to legislation effective as of the date hereof, specifically as set forth in the French Tax Code (Code General des Impots or CGI). Investors should consult with their own counsel in respect of their particular tax circumstances.

Non-residents should comply with tax law applicable in their jurisdictions subject to the application of any tax treaties signed with France.

For Vivendi Environnement

The repurchase of its shares by Vivendi Environnement has no effect on its taxable income. However, if Vivendi Environnement does not cancel repurchased shares and resells or transfers such shares at prices that differ from their repurchase price, taxable income will be affected by the amount of realized gains or losses.


For Selling Shareholders

Share repurchases by a corporation pursuant to a repurchase plan (Article L.225-209 to L.225-212 of the French Code of Commerce) are subject to Article 112-6 of the French Tax Code, which makes shareholders liable for taxes on capital gains.

Gains realized by entities that are subject to corporate taxation are liable for professional capital gains taxes (Article 39 of the French Tax Code) at the rates of 19% or 33.3%, depending on the rate at which the seller is taxed (long- or short-term capital gains), in addition to corporate tax payments.

Gains realized by an individual in connection with their private assets are subject to the regime described in article 150-OA of the French Tax Code. According to this regime, capital gains are taxable at a rate of 16% (26% with corporate withholdings) if the annual overall amount of sales made exceeds
(euro) 15,000.

Gains realized by individuals not physically residing in France or domiciled outside France (without an establishment or fixed base in France that holds the shares) and who have not beneficially held more than a 25% interest in the Company at any time during the last five years immediately preceding the sale, directly or indirectly, individually or in the aggregate with family members, are not subject to taxation in France (Article 244 bis C of the French Tax
Code).

VI - Vivendi Environnement capital distribution


Current Capital Stock

Vivendi Environnement's capital stock amounted to 405,070,446 shares, par value
(euro) 13.50, as of February 17, 2003.

Current distribution of capital and voting rights

To the best of Vivendi Environnement's knowledge, its capital stock was distributed as follows as of December 31, 2002:


          Shareholder                                    Percentage of                           Percentage of
    (as of 31 December 2001)       Number of shares         capital         Number of votes      voting rights
    ------------------------       ----------------         -------         ---------------      -------------


Vivendi Universal..............       82,486,072            20.36%            82,486,072             20.83%

Vivendi Environnement(1).......        9,142,362             2.26%                 0                  0.00%

Declared investors(2)..........      144,679,620            35.72%           144,679,620             36.54%

Public and others..............      168,762,392            41.66%           168,762,392             42.63%

Total......................          405,070,446              100%           395,928,084               100%


(1) Vivendi Environnement currently holds 3,624,844 options to purchase an equal number of shares that were acquired from Vivendi Universal on December 24, 2002.
(2) Does not include 82,486,072 options (i.e., 20.4% of share capital at December 31, 2002) to purchase an equal number of shares that were acquired from Vivendi Universal by the new investors that purchased 82,486,072 shares in November 2002 from Vivendi Universal (i.e., 20.4% of share capital at December 31, 2002). In the case that these options are exercised (i.e., at any time from December 24, 2002 through December 23, 2004), the percentage of capital stock held by each of these new investors would proportionally increase as a result. Excluding CDC, GROUPAMA and EDF, none of the new investors would have held, directly or indirectly, 5% or more of capital stock or voting rights as of December 31, 2002 if each had fully exercised, as of that date, the options granted by Vivendi Universal.


To the best of Vivendi Environnement's knowledge, there is no shareholders' agreement relating to its shares and each of the following shareholders directly or indirectly hold 5% or more of capital stock and voting rights:

     o    Vivendi Universal,

     o    CDC,

     o    GROUPAMA.

Potential Capital Stock


On February 8, 2001, Vivendi Universal issued bonds that may be exchanged at any time, between April 17, 2001 and March 3, 2006 for 32,352,941 existing shares of Vivendi Environnement.

On December 17, 2001, Vivendi Environnement issued 346,174,955 warrants for free to its shareholder at a rate of one warrant per share held. These warrants may be exercised at any time until March 2006, and allow the holder to subscribe to one Vivendi Environnement share at the price of (euro) 55 per seven warrants exercised. As of December 31, 2002, 99,043 of these warrants had been exercised, resulting in 14,149 new Vivendi Environnement shares and a capital increase of
(euro) 191,011.50, to be recorded by the Management Board. Consequently, 346,174,955 warrants remain outstanding that are exercisable for 49,453,565 new Vivendi Environnement shares.

The warrants and exchangeable bonds may result in the issue of a maximum number of 49,453,565 new Vivendi Environnement shares, a dilution of 12.21% as compared to current capital stock. There are no other securities outstanding that entitle holders to shares of Vivendi Environnement.


VII - Intentions of the company's controlling persons

To the knowledge of the Company, no shareholder has indicated to Vivendi Environnement its intention to intervene in the context of the share repurchase program.

VIII - Recent developments


On February 10, 2003, Vivendi Environnement published its consolidated revenue for fiscal year 2002 in the Bulletin des Annonces Legales Obligatoires (BALO), which amounted to (euro) 30.1 billion.

The Company's annual financial statements were included in a press release published on March 4, 2003. Consolidated revenues amounted to (euro) 30.1 billion and net income amounted to (euro) 339 million for fiscal year 2002.

IX - Person who takes responsibility for the information memorandum


To our knowledge, this information memorandum does not contain any untrue statements of facts or any omissions that would make any such statements misleading, and includes all information necessary for investors to evaluate Vivendi Environnement's share repurchase program.

                                               Chairman of the Management Board
                                                         Henri Proglio

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  April 15, 2003

                                          VIVENDI ENVIRONNEMENT


                                          By:  /s/ Jerome Contamine
                                               ---------------------------------
                                               Name: Jerome Contamine
                                               Title:   Chief Financial Officer